File No. 70-____

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________________________
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
____________________________________________

Cinergy Corp.
Cinergy Services, Inc.
139 East Fourth Street
Cincinnati, Ohio  45202

Cinergy Investments, Inc.
251 North Illinois Street, Suite 1410
Indianapolis, Indiana  46204

(Name of companies filing this statement and addresses of principal executive offices)

Cinergy Corp.

(Name of top registered holding company parent)

William L. Sheafer
Treasurer
Cinergy Corp.
(address above)

(Name and address of agent of service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

     Stephen P. Biggerstaff        Cheryl M. Foley
     Manager                       Vice President, General Counsel
     Cinergy Investments, Inc.          and Corporate Secretary
     (address above)               Cinergy Corp.
                                   (address above)
     William T. Baker, Jr.
     Reid & Priest LLP
     40 West 57th Street
     New York, New York  10019

Item 1.   Description of Proposed Transactions.

     A.   Summary

Cinergy Corp. ("Cinergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Cinergy Investments, Inc., Cinergy's wholly-owned nonutility holding company subsidiary ("Investments"), request Commission authorization to establish and finance, in an aggregate amount at any time outstanding not to exceed $100,000,000 (including all related exempt financing transactions) through December 31, 2006, two new subsidiaries (collectively, "EnergyCos") to engage in the district cooling (such EnergyCo, "CoolCo") and heating businesses (such EnergyCo, "HeatCo"), respectively, in the greater metropolitan area of Cincinnati, Ohio. In addition, to the extent, if any, not already authorized pursuant to the Commission's October 21, 1994 memorandum opinion and order in File No. 70-8427, Rel. No. 35-26146 (the "Merger Order"), Cinergy Services, Inc., Cinergy's wholly-owned service company subsidiary ("Cinergy Services"), requests authorization to provide services to the EnergyCos.

     B.   Background

     (i)  District Energy Systems

In Cincinnati as in many other American cities, most large commercial buildings provide air conditioning from chilled water systems internal to each building. Currently, the chilled water systems, or "chillers," in approximately 90% of Cincinnati's downtown office buildings rely on chlorofluorocarbon, or "CFC," refrigerant to produce the cooling effect. Owners and managers of most large commercial buildings in downtown Cincinnati are considering whether to retrofit or replace their existing chillers in the next several years due to age or environmental considerations; either option involves major capital expenditures, ranging from hundreds of thousands to several million dollars.

Likewise, a number of the owners and managers of large commercial buildings in downtown Cincinnati are analyzing whether to replace the heating systems in their buildings. Many of these systems are old and approaching the end of their useful lives, are expensive to replace, use relatively inefficient boilers, occupy a disproportionately large amount of building space, and raise environmental issues associated with emission of nitrogen oxides ("NOx").

The installation of "district" cooling and heating systems in downtown Cincinnati offers a cost-effective alternative for cooling and heating large commercial buildings. The basic concept is analogous to that of connecting to the electrical distribution system as opposed to generating one's own electricity on-site. Under a district cooling system, rather than each office building supplying its own cooling needs on a "self-contained" basis, through a chiller located within that building, the needs of dozens of office buildings may be "outsourced" - that is, supplied by underground pipes distributing cooled water to the buildings from a centrally-located chilled water plant operated by a third-party provider. A district cooling system's physical infrastructure consists principally of the central plant itself and the associated distribution system - specifically, the network of underground pipes running from the central plant to the client office buildings (through the supply pipes) and looping back to the plant (through the return pipes). District cooling can provide a cost-effective alternative for cooling not only large commercial buildings in a central business area but also other large complexes such as hospitals and universities.

Under a district heating system, the distribution system is very similar to that for a district cooling system, except that the supply and return pipes are usually smaller than their counterparts in a district cooling system. Although the central production facilities for combined district cooling and heating systems can (and in fact tend to be) housed in the same building, the distribution networks must be physically separate - i.e., the pipes used to transport and loop back to the central plant the hot water must be used exclusively for that purpose, and vice versa (although the heating and cooling pipes may be "joint trenched" (nested together in the same trench under the street surface)).

District cooling and heating systems are in place in many American cities, including Atlantic City, Akron, Baltimore, Chicago (district cooling only), Cleveland, Indianapolis, Minneapolis, Nashville, Pittsburgh, St. Louis and Youngstown. Many of the district heating systems have been in place for decades. Among the major benefits of district energy systems are the following:

* Customers. District cooling and heating systems offer an economical alternative to refurbishing or replacing (or installing in the first place) "stand-alone" cooling or heating systems in individual buildings, enabling customers to avoid major capital expenditures. By virtue of economies of scale, owners and operators of district cooling and heating facilities can offer competitive rates to customers when compared to the customers installing, operating and maintaining their own chillers and boilers. Outsourcing cooling and heating needs under a district energy system frees up building space otherwise required for on-site chillers and boilers and significantly reduces associated operation and maintenance expenses.

 Synergistic benefits can be expected to accrue to customers if they purchase both their cooling and heating needs from a single district energy system. These benefits include further substantial reductions in capital outlays and operation and maintenance costs, more building space available for commercial use, and a likely reduction in air emissions.

 Also, the economics of district energy systems improve when district heating is added incrementally to a new district cooling system (and vice versa), especially if the "backbone" pipes and central plant equipment for the district heating can be installed at the same time as those for the district cooling system. The installation of combined systems causes less disruption to city streets and motorists in congested downtown central business districts. The great majority of the district energy systems now serving American cities feature combined cooling and heating central plant facilities.

* Communities. District cooling and heating systems are important economic development tools for urban areas in competing against less densely developed suburban commercial and industrial areas, where such centralized systems are less feasible. The ability of real estate developers to access district chilled and heated water for their commercial and industrial projects effectively reduces the capital cost of building those projects; once built, the facilities cost comparatively less to operate and maintain.

* Environment. District energy systems can also benefit the environment. Chilled water systems built today shun CFCs in favor of a new, environmentally compatible generation of refrigerants. Many of the older boilers in commercial buildings are inefficient and do not use low NOx burners. Although there are no regulatory mandates to reduce NOx emissions from the operation of these boilers, there is a growing public awareness focusing on the level of emissions from these less efficient heating systems. By contrast, many of the larger boilers used in new district heating plants employ more efficient, low NOx burner technology. Finally, district energy systems can be expected to reduce the combined peak electric load on the electricity supplier.

     (ii) Discussions involving Cinergy with respect to Development of District Energy System in Cincinnati

The impetus for the development of a district energy system in downtown Cincinnati originated with commercial customers of Cinergy's utility subsidiary, The Cincinnati Gas & Electric Company ("CG&E"). These customers, owners and managers of large commercial buildings in the downtown area, upon learning that CG&E was planning to replace the chillers at its Fourth and Main Street building, asked whether CG&E might consider installing larger chillers that would accommodate their needs as well. Since those initial discussions, Cinergy representatives have had a number of discussions with other downtown building owners or managers who have expressed a strong interest in district cooling. Several of these customers have also expressed a strong interest in district heating.

Cinergy personnel are also involved in discussions with third parties concerning acquisition (by ground lease or fee simple title) of the necessary realty in the downtown area, together with any required zoning variances, for the siting and construction of one or more combined central plant facilities.

In order to provide district cooling and heating in Cincinnati, Cinergy will need to obtain one or more franchises from the City of Cincinnati. The City also has jurisdiction over the rates that would be charged to district energy customers. To that end, Cinergy representatives have had preliminary discussions with the City's staff. Pursuant to those discussions and the staff's recommendations to Mayor Roxanne Qualls and the City Council Members, the City is preparing to award one or more district cooling and heating franchises covering the downtown central business district as well as possibly other locations within the greater metropolitan area. Current indications are that the City will grant a franchise with respect to the downtown area in late December 1995 or in January 1996.

     C.   Proposed Business Activities of EnergyCos

Applicants request authorization for the EnergyCos to engage in the businesses of a district cooling company and a district heating company, respectively, within the greater Cincinnati metropolitan area. These activities would include:

* design, construction, installation, ownership, operation, management, repair and maintenance of one or more combined or stand-alone central chilled water (in the case of CoolCo) and heating plants (in the case of HeatCo) and associated distribution pipes and ancillary equipment and facilities;

* acquisitions of required franchises, zoning variances, interests in realty and any other necessary permits;

* execution of water cooling (in the case of CoolCo) and water heating (in the case of HeatCo) contracts with customers providing for delivery of chilled or heated water to the customers' facilities for cooling or heating purposes and rendition of associated services/1/; and

* retention of consultants and third-party contractors with respect to the foregoing activities.

The above listing is not intended to be exhaustive, but is for illustrative purposes only.

Prospective customers of the EnergyCos would be comprised of nonassociates (specifically, existing electric and gas customers of CG&E within Cincinnati) as well as, at least as to chilled water, CG&E itself. Any sales of chilled or hot water to CG&E, together with any incidental services, construction or goods, would be exempt from Commission jurisdiction pursuant to Rule 81.

The City of Cincinnati has primary jurisdiction over the prices to be charged by the EnergyCos to their customers.

As part of their business activities, CoolCo and HeatCo also request authorization to provide financing to nonassociate customers in connection with sales of chilled or heated water. In order to connect to the EnergyCos' district energy systems, some prospective customers may need to replace their cooling/heating interface equipment (i.e., such items as heat exchangers, pumps and some internal piping on the customer's premises). Some of the building owners and managers, to further reduce capital outlays, are interested in the EnergyCos financing these equipment upgrades. The EnergyCos propose to provide such financing by selling the necessary equipment to the customers on credit; the customer would repay the respective EnergyCo for the equipment pursuant to a separate line-item charge to its monthly bill from the EnergyCo for chilled or hot water. The monthly charge would cover a portion of the equipment's total sale price to the customer (reflecting a mark-up from the cost paid by the EnergyCo to the equipment vendor) plus a finance charge. In connection with the proposed customer financing, the EnergyCos would not acquire any promissory notes or other securities from their customers.

As noted above, district energy systems can reasonably be expected to benefit the customers served (by providing an economical alternative to on-site, often technologically obsolete chillers and boilers), the host communities (in terms of attracting new businesses) and the environment (use of new post-CFC generation of refrigerants and low NOx burners). Cinergy believes that as the utility industry becomes increasingly competitive, the district energy business will benefit Cinergy by:

* Demonstrating to existing customers Cinergy's capability to meet their needs through innovative energy-related products and services (i.e., in this instance, district energy - not currently available in Cincinnati), thereby encouraging customers to regard Cinergy as a resource for energy-related solutions and serving to strengthen customer ties to Cinergy.

* Enabling Cinergy to retain the sale of energy, albeit as chilled and heated water, to its existing customer base.

     D.   Organization and Financing of EnergyCos

As set forth below, Cinergy and Investments request authority (1) to organize the EnergyCos under Ohio law as wholly-owned subsidiaries of Investments; (2) in connection with the organization and start-up activities of the EnergyCos (to the extent not otherwise exempted under Rules 45 and 52), to make interest-bearing open-account advances and loans to the EnergyCos; and (3) from time to time through December 31, 2006, to guarantee and otherwise act as surety in respect of bank loans and (to the extent not otherwise exempted under Rule 45(b)(6)) bid bonds and performance and similar obligations incurred or undertaken by the EnergyCos in the ordinary course of their businesses.

In addition, Cinergy and Investments expect that they (and the EnergyCos themselves) will finance the ongoing businesses of the EnergyCos through a variety of financing transactions exempt from Commission prior approval requirements.

The aggregate amount of the initial capital stock purchases, open-account advances/loans and financial/performance guarantees for which Applicants request authorization, together with all such exempt financing transactions (pursuant to Rules 45 and 52 or otherwise), shall not exceed $100,000,000 at any one time outstanding through December 31, 2006./2/

     (i)  Organization

Investments requests authority to organize CoolCo and HeatCo as wholly-owned subsidiaries under the laws of the State of Ohio. Investments will acquire shares of the EnergyCos' capital stock (common and/or preferred shares), which may be denominated as par or no par value stock.

     (ii) Open-Account Advances/Loans in connection with Organization of EnergyCos

Cinergy and Investments request authority, in connection with the initial capitalization and start-up construction activities of the EnergyCos (to the extent not otherwise exempted under Rules 45 and 52), to make open-account advances and loans to the EnergyCos aggregating (together with any other jurisdictional and exempt financing of the EnergyCos) not more than $100,000,000 in principal amount at any one time outstanding through December 31, 2006. Such open-account advances and loans would mature not later than December 31, 2006 and would bear interest at a rate not to exceed the prime rate in effect on the date of the open-account advance/loan at a bank designated by Cinergy.

     (iii)     Guarantees, Indemnifications and Other Surety
     Undertakings

Cinergy and Investments request authority from time to time through December 31, 2006, in an aggregate amount at any one time outstanding (together with any other jurisdictional and exempt financing of the EnergyCos) not to exceed $100,000,000, to guarantee, indemnify and otherwise assume liability on and act as surety with respect to (collectively, "Guarantees") loans from banks and other financial institutions and (to the extent not otherwise exempted under Rule 45(b)(6)) bid and other similar bonds, and performance and other similar obligations incurred or undertaken by the EnergyCos in connection with their businesses; provided that any Guarantees outstanding on December 31, 2006 would terminate or expire in accordance with their terms.

Loans. Borrowings by the EnergyCos from banks and other financial institutions as to which Cinergy and Investments propose to act as surety would be secured or unsecured, would be made not later than December 31, 2006 (maturing not later than 12 months thereafter), and would bear interest at a rate not to exceed 3% above the prime rate then in effect at a bank designated by Cinergy.

Bid Bonds, Etc. In the ordinary course of their businesses, the EnergyCos may be required to furnish various types of bonds, including bid bonds, performance bonds, and material and payment bonds, and to provide commercial sureties for their obligations under certain of such bonds. The proposed surety undertakings by Cinergy and Investments will enable the EnergyCos to obtain such bonds when needed and at the most favorable rates.

Performance Guaranties. It may also be necessary for Cinergy or Investments to guarantee an EnergyCo's performance and other obligations under contracts and bids with third parties in order to enable the EnergyCo to obtain the contract and on the most favorable terms.

     (iv) Source of Funds

The proposed initial capital stock purchases, initial open-account advances/loans and Guarantees by Cinergy and Investments to the EnergyCos would be funded (1) as to Cinergy, through sales of commercial paper and short-term notes to banks and other financial institutions (see File No. 70-8521, Rel. No. 35-26215, January 11, 1995), through sales of Cinergy common stock (see File Nos. 70-8477, Rel. No. 35-26411, November 17, 1995 (notice), and 70-8705, Rel.
No. 35-26422, December 1, 1995), and/or through internally generated funds; and
(2) as to Investments, through capital contributions, loans, and/or open-account advances from Cinergy (pursuant to Rules 45(b)(4) and 52(b) and (d)) and/or internally generated funds.

     (v)  Use of Proceeds

The EnergyCos would use the proceeds of the parent company financing transactions proposed herein (as well as the proceeds of exempt financing transactions) for general corporate purposes, including financing of the construction, operation and maintenance of their central plant facilities and associated distribution pipe systems and other ongoing working capital needs. None of such proceeds will be used by the EnergyCos to invest in any exempt wholesale generator ("EWG") or foreign utility company ("FUCO") as defined in the Act.

     E.   Employee Arrangements/Services from Associates

Initially, the EnergyCos will have a relatively small staff of employees devoted primarily to management and administrative functions.

It is anticipated that CoolCo and HeatCo will contract with Cinergy Services (but not with any other associate company including each other) for a variety of services (in such areas as information systems, human resources, accounting, legal, internal audit and finance) pursuant to and in accordance with the Cinergy system Nonutility Service Agreement and the associated accounting, cost assignment and work order procedures authorized by the Commission in the Merger Order (see Exhibits B-7 and B-7.1 to amended Form U-1 Application-Declaration in File No. 70-8427). Among other things, that agreement and those procedures contemplate that any such services rendered to the EnergyCos by Cinergy Services would be priced at cost as determined pursuant to Rules 90 and 91. To the extent, if any, not already authorized pursuant to the Merger Order, Cinergy Services requests the Commission's authorization to render any such requested services to the EnergyCos.

The EnergyCos will likely engage nonassociate contractors for various other services, such as with respect to construction management, engineering, mechanical, architectural and operational matters.

     F.   Rule 24 Notification Certificates

Applicants propose to furnish the Commission with the following information with respect to the EnergyCos on a periodic basis. Within 60 days following the end of each calendar quarter (commencing with the first calendar quarter following the Commission's order in this proceeding), Cinergy Services will file with the Commission a certificate of notification pursuant to Rule 24 comprised of the following: (1) an unaudited balance sheet and income statement of each EnergyCo for the preceding calendar quarter; (2) a summary of the business activities undertaken by each EnergyCo during the preceding quarter, including any related customer financing; (3) a summary of the financing activities with respect to the EnergyCos during the preceding quarter, including both exempt and jurisdictional transactions; and (4) a summary of any services received by each EnergyCo from Cinergy Services, identifying each service by function and the aggregate cost thereof to the EnergyCo.

The foregoing notwithstanding, to the extent that any of such information becomes required to be reported to the Commission pursuant to Rule 58 (see Rel. No. 35-26313, June 20, 1995), that information would no longer be reported via certificates of notification in this proceeding.

     G.   Rule 54 Statement

Under Rule 54, in determining whether to approve the issue and sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if the conditions in Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions of Rule 53(a) are and, upon consummation of the proposed transactions, will be satisfied, and none of the conditions specified in Rule 53(b) exists or, as a result thereof, will exist. The following discussion assumes the Cinergy system's existence for the dates and periods in question.

Three Cinergy companies are EWGs or FUCOs: PSI Argentina, Inc. ("PSI Argentina") and Costanera Power Corporation ("Costanera") are EWGs, and PSI Energy Argentina, Inc. ("Energy Argentina") is a FUCO. For further information with respect to them, see File No. 70-8589 (Rel. No. 35-26376, September 21,
1995).

Rule 53(a)(1): The average of Cinergy's consolidated retained earnings for the four consecutive quarters ended September 30, 1995 was $908 million, and Cinergy's aggregate investment in EWGs and FUCOs at September 30, 1995 was approximately $20 million, or approximately 2% of consolidated retained earnings.

Rule 53(a)(2): Cinergy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly holds an interest. At present, Cinergy does not hold any interest in a domestic EWG; Rule 53(a)(2)(i) is therefore inapplicable.

In accordance with Rule 53(a)(2)(ii), the books and records and financial statements of each foreign EWG and FUCO which is a "majority-owned subsidiary company" of Cinergy are kept in conformity with and prepared according to U.S. generally accepted accounting principles ("GAAP"). Cinergy will provide the Commission access to such books and records and financial statements, or copies thereof, in English, as the Commission may request.

In accordance with Rule 53(a)(2)(iii), for each foreign EWG and FUCO in which Cinergy directly or indirectly owns 50% or less of the voting securities, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause each such entity's books and records to be kept in conformity with, and the financial statements of each such entity to be prepared according to, GAAP. If such books and records are maintained, or such financial statements are prepared, according to a comprehensive body of accounting principles other than GAAP, Cinergy will, upon request of the Commission, describe and quantify each material variation from GAAP in the accounting principles, practices and methods used to maintain such books and records and each material variation from GAAP in the balance sheet line items and net income reported in such financial statements, as the case may be. In addition, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause access by the Commission to such books and records and financial statements, or copies thereof, in English, as the Commission may request, and in any event will make available to the Commission any such books and records that are available to Cinergy.

Rule 53(a)(3): Less than two percent of the total number of employees of Cinergy's utility subsidiaries render services, at any one time, to Costanera, PSI Argentina and Energy Argentina. Such services have been rendered, in part, by employees of PSI Energy, Inc. in accordance with the Commission's order in PSI Resources, Inc., et al., Rel. No. 35-25674, 52 SEC Docket 2533, 2534-35 (Nov. 13, 1992), and by employees of CG&E in accordance with business practices established prior to the Cinergy merger and the registration of Cinergy as a holding company under the Act. In the Merger Order, the Commission authorized Cinergy Services to provide administrative, management and other support services to utility and nonutility associate companies, including those that are EWGs or FUCOs.

Rule 53(a)(4): Cinergy will submit a copy of this Application-Declaration and of any Rule 24 certificate hereunder, as well as a copy of Item 9 of Cinergy's Form U5S and Exhibits H and I thereto, to each of the public utility commissions having jurisdiction over the retail rates of Cinergy's utility subsidiaries promptly after such documents are filed with the Commission.

Rule 53(b): The provisions of Rule 53(a) are not made inapplicable to the authorizations herein requested by reason of the provisions of Rule 53(b).

Rule 53(b)(1): Neither Cinergy nor any subsidiary thereof is the subject of any pending bankruptcy or similar proceeding.

Rule 53(b)(2): Average consolidated retained earnings for the four quarters ended September 30, 1995 were $908 million , versus $937 million for the four quarters ended September 30, 1994, a difference of approximately $29 million (representing a decrease of 3%). Accordingly, the aggregate investment restriction set forth in this provision of the Rule is inapplicable.

Rule 53(b)(3): For the twelve months ended September 30, 1995, Cinergy had net income of approximately $670,000 attributable to its direct and indirect investments in EWGs and FUCOs.

Rule 53(c): Inasmuch as Rule 53(c) applies only if an applicant is unable to satisfy the requirements of Rule 53(a) and (b), it is inapplicable here.

Item 2.   Fees, Commissions and Expenses.

The fees, commissions and expenses to be incurred, directly or indirectly, by the Applicants or any associate companies thereof in connection with the proposed transaction are estimated as follows:

     U-1 filing fee                     $2,000
     Fees of Cinergy Services.          $50,000
     Fees of Reid & Priest LLP          $7,500
     Fees associated with
     obtaining franchise agreements
     and zoning variances               $20,000
     TOTAL                              $79,500

Item 3.   Applicable Statutory Provisions.

The initial issuance and sale by CoolCo and HeatCo of shares of their capital stock and the acquisition thereof by Investments are subject to Sections 6(a) and 7, and 9(a) and 10 of the Act, respectively. Interest-bearing open-account advances or loans by Cinergy or Investments to either EnergyCo in connection with the formation thereof may be subject to Sections 6(a), 7, 9(a), 10 and/or 12(b) and Rule 45(a).

Additional purchases by Investments of shares of capital stock of CoolCo and HeatCo would be exempt from Sections 6(a), 7, 9(a) and 10 pursuant to Rule 52(b) and (d). Additional interest-bearing open-account advances or loans by Cinergy or Investments to CoolCo and HeatCo would be exempt from Sections 6(a), 7, 9(a), 10 and 12 and Rule 45(a) pursuant to Rule 52(b) and (d) and Rule 45(b)(1). Non-interest-bearing open-account advances and capital contributions from Cinergy and Investments to either EnergyCo would be exempt from Section 12(b) and Rule 45(a) pursuant to Rule 45(b)(4).

Guarantees by Cinergy and Investments in respect of the bank borrowings, performance and other obligations of CoolCo and HeatCo described herein are or may be subject to Section 12(b) and Rule 45(a) to the extent not otherwise exempted by Rule 45(b)(6).

The businesses proposed to be conducted by CoolCo and HeatCo fall within the scope of Section 9(a) and 10, but would be conditionally exempted thereunder pursuant to the Commission's proposed Rule 58 (Rel. No. 35-26313, June 20,
1995). Under Rule 58, CoolCo and HeatCo would be deemed "energy-related companies" since substantially all of their revenues would be derived from "[t]he production, conversion, and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products." See proposed Rule 58(b)(1)(vi). More generally, the EnergyCos manifestly constitute companies whose businesses are integrally related to Cinergy's core utility business since, inter alia, (1) they would be regulated as public utilities under Ohio law (by both the Public Utilities Commission of Ohio ("PUCO") and, as to rates, the City of Cincinnati); (2) they would operate within the service territory and serve the utility customers of CG&E (and CG&E itself); and (3) their operations would foster energy conservation and efficiency and sound environmental stewardship. In this regard, the proposed EnergyCos are entirely consistent with recent orders of the Commission authorizing the establishment or expanded activities of energy management companies - see, e.g., Central and South West Corporation, Rel. No. 35-26367, September 1, 1995 (authorizing formation of new nonutility subsidiary, EnerShop Inc., to provide energy and demand-side management services, including with respect to chillers); Eastern Utilities Associates, et al., Rel. No. 35-26232, February, 15, 1995 (authorizing expanded activities of energy management subsidiary, citing strong national interest in promoting energy conservation and efficiency) - as well as with the general approach to diversification by registered companies propounded by the staff in its June 1995 Report on The Regulation of Public-Utility Holding Companies, id. at 86-92.

Any sale of chilled or heated water, together with incidental services, construction and goods, by the EnergyCos to CG&E would be exempt from Section 13 pursuant to Rule 81.

Cinergy Services' provision of support services to nonutility associate companies such as the EnergyCos was authorized by the Commission in the Merger Order. Accordingly, the rendition of services by Cinergy Services to the EnergyCos falls within the scope of Rule 87(a)(2) and is otherwise subject to
Section 13(b) and Rules 90 and 91.

Rule 54 is also applicable to the proposed transactions.

Item 4.   Regulatory Approval.

The EnergyCos will be subject to regulation as public utilities by both the PUCO and, as to rates, the City of Cincinnati.

Specifically, under Ohio law, CoolCo and HeatCo would be deemed a "cooling company" and "heating company," respectively, and therefore in each case a "public utility." See Ohio Rev. Code Ann. ("ORCA") Sections 4905.02, 4905.03(A)(9). Accordingly, HeatCo and CoolCo would be subject to the jurisdiction of the PUCO. See ORCA Section 4905.05. In addition, by virtue of their proposed operations within Cincinnati, CoolCo and HeatCo must each receive a franchise from the City of Cincinnati. Under "home rule" provisions of Ohio law, the City also has primary jurisdiction over the rates to be charged to the EnergyCos' customers for the provision of chilled or heated water within the City of Cincinnati. See ORCA Section 4909.34.

No other city, state or federal regulatory agency (other than the Commission under the Act) has jurisdiction over the proposed transactions.

Item 5.   Procedure.

Potential customers of CoolCo and HeatCo are counting upon a district energy system having been constructed and ready to commence commercial operation by not later than March 1, 1997. Construction of the central plant facilities and distribution piping systems will span an estimated 13 months; consequently, construction must begin by early February 1996. Timely action by the Commission on this application is therefore essential.

Accordingly, Applicants request that the Commission issue and publish in the Federal Register not later than January15, 1996 the requisite notice under Rule 23 with respect to the filing of this Application-Declaration and the transactions proposed herein. Applicants further request that the notice specify a date not later than February 9, 1996 as the date after which the Commission may issue an order granting this Application-Declaration, and that the Commission issue such order on February 10, 1996.

Applicants waive a recommended decision by a hearing officer or other responsible officer of the Commission; consent that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and request that there be no waiting period between the issuance of the Commission's order and its effectiveness.

Item 6.   Exhibits and Financial Statements.

     (a)  Exhibits:

     A-1  Form of articles of incorporation of CoolCo (to be filed by amendment)


     A-2  Form of by-laws of CoolCo (to be filed by amendment)

     A-3 Form of capital stock certificate(s) of CoolCo (to be filed by amendment)

     A-4  Form of articles of incorporation of HeatCo (to be filed by amendment)

     A-5  Form of by-laws of HeatCo (to be filed by amendment)

     A-6 Form of capital stock certificate(s) of HeatCo (to be filed by amendment)

     B    Not applicable

     C    Not applicable

     D-1  Franchise Agreement(s) with City of Cincinnati

     E    Not applicable

     F-1  Preliminary opinion of counsel (to be filed by amendment)

     G    Suggested form of Federal Register public notice

     (b)  Financial Statements:

     FS-1 Cinergy Consolidated Financial Statements, dated September 30, 1995

     FS-2 Cinergy Financial Statements, dated September 30, 1995

     FS-3 Investments Consolidated Financial Statements, dated September 30,
1995

     FS-4 Cinergy Services Financial Statements, dated September 30, 1995

     FS-5 Cinergy Consolidated Financial Data Schedule (included as part of electronic submission only)

     FS-6 Cinergy Financial Data Schedule (included as part of electronic submission only)

     FS-7 Investments Financial Data Schedule (included as part of electronic submission only)

     FS-8 Cinergy Services Financial Data Schedule (included as part of electronic submission only)

Item 7.   Information as to Environmental Effects.

(a) The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment.

(b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.

Dated:    December 20, 1995

     CINERGY CORP.

     By:  /s/ William L. Sheafer
               Treasurer

     CINERGY INVESTMENTS, INC.

     By:  /s/ William L. Sheafer
               Treasurer

     CINERGY SERVICES, INC.

     By:  /s/ William L. Sheafer
               Treasurer

ENDNOTES

/1/ Several prospective customers have expressed an interest in being supplied with both district hot water and steam. Such potential steam sales would comprise no more than a small portion of HeatCo's business. Accordingly, Cinergy requests authorization for HeatCo to market both hot water and steam.

/2/ For purposes of this limitation, Guarantees will not be "double-counted" with the underlying obligation. Thus, a Cinergy guarantee of the entire amount of an exempt $10 million bank borrowing by an EnergyCo would, together with the bank borrowing itself, count as $10 million (not $20 million) against the aggregate limitation.